Mail Stop 6010

August 5, 2005

Via U.S. Mail and via Facsimile

Mr. David W. Heard
Chief Executive Officer
Somera Communications, Inc.
301 S. Northpoint Drive
Coppell, Texas 75019

  RE: Somera Communications, Inc.
    Form 10-K for the year ended December 31, 2004
    Filed March 31, 2005
    File No. 0-27843

Dear Mr. Heard:

We have completed our review of your Form 10-KSB and related
filings
and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant

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